Exhibit 3.10

SAVANNA ENERGY SERVICES CORP.

ANNUAL INFORMATION FORM

For the Year Ended

December 31, 2016

March 30, 2017

FORWARD-LOOKING STATEMENTS

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain information and statements contained in this Annual Information Form (“AIF”), including information and statements related to Savanna Energy Services Corp.’s (the “Corporation”) expected drilling activity in 2017; expected rig fleet activity in 2017; key supplier arrangements; general demand for the Corporation’s services; expectations for the Corporation’s operations utilization in 2017; intention of managing costs through 2017; matters related to the Total Offer (as defined herein); the Corporation’s ability to attract qualified personnel; the belief that the design of the Corporation’s long-reach horizontal drilling rigs will result in cost savings to the Corporation’s customers; and statements that contain words such as “could”, “should”, “can”, “anticipate”, “intends”, “expect”, “believe”, “will”, “may”, “likely”, “estimate”, “predict”, “potential”, “continue”, “maintain”, “retain”, “grow”, and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Such information and statements are based on certain factors, assumptions and analyses made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. In particular, the Corporation’s expectations with respect to the general demand for the Corporation’s services in 2017, expected rig fleet activity and expectations for the Corporation’s operations utilization in 2017 are premised on the Corporation’s expectations for its customers’ capital budgets and geographical areas of focus, the status of current negotiations with its customers and current world commodity prices. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions are subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations. Such risks and uncertainties include, but are not limited to, fluctuations in the price, supply and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing and contract drilling; the effects of weather conditions on operations and facilities; the existence of operating risks inherent in well servicing and contract drilling; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; the acquisition by Total (as defined herein) of over 50% of the Common Shares (as defined herein) pursuant to the Total Offer, is an event of default under the Corporation’s credit agreements; the other risk factors set forth under the heading “Risks Factors” in this AIF, and other unforeseen conditions which could impact on the use of services supplied by the Corporation.

Consequently, all of the forward-looking information and statements made in this AIF are qualified by this cautionary statement and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Corporation or its business or operations. Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events, or otherwise.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated under the name “Intermedia Capital Corp.” under the Business Corporations Act (Alberta) on June 28, 1999. On March 28, 2000, the Corporation filed articles of amendment to remove its private company restrictions. On August 14, 2003, the Corporation filed articles of amendment to consolidate its common shares on a one for 45 basis, acquired all of the issued and outstanding shares of a corporation called Savanna Energy Services Corp. (“Old Savanna”) and amalgamated with Old Savanna pursuant to a plan of arrangement under the Business Corporations Act (Alberta), continuing under the name “Savanna Energy Services Corp.” Old Savanna was incorporated under the name “Savanna Energy Services Corp.” under the Business Corporations Act (Alberta) on March 22, 2001.

The head office and registered office of the Corporation is located at 800, 311 - 6th Avenue S.W., Calgary, Alberta T2P 3H2.

Inter-corporate Relationships

The following sets forth the Corporation’s principal operating entities, subsidiaries and partnerships, their respective direct and indirect ownership and their jurisdiction of incorporation, continuance, amalgamation or formation, as the case may be.

Savanna Energy Services Corp. (Alberta)
Savanna Well Servicing Inc. 100% (Alberta)
D&D Oilfield Rentals Corp. 100% (Alberta)
Savanna Drilling Corp. 100% (Alberta)
Savanna Energy International Holdings Corp. 100% (Alberta)
Partnerships (see "Limited Partnerships & Trusts")
Savanna Energy Services (U.S.A.) Corp. 100% (Delaware)
Savanna Energy Services Management Ltd. 100% (Alberta)
Partnerships & Trusts (see "Limited Partnerships & Trusts")
SVY Energy Services Mexico, S.A. de C.V.* (Mexico)
Savanna Energy Services Pty Ltd. 100% (Australia)
Savanna Energy Finance Corp. 100% (Nevada)
Savanna Well Servicing Corp. 100% (Delaware)
Savanna Drilling LLC 100% (Nevada)
* Savanna Energy International Holdings Corp. owns 99.998% Savanna Drilling Corp. owns 0.002%

Limited Partnerships & Trusts

The following sets forth the limited partnerships that are partially owned indirectly by the Corporation and which facilitate the joint ownership of oilfield service equipment with Aboriginal communities.

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation is an oilfield services provider whose common shares (“Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”). The Corporation’s business is focused in the drilling, well services and oilfield equipment rental segments of the oilfield services industry and its operations are based in Canada, the United States and Australia. The Corporation constitutes one of Canada’s largest drilling and well servicing contractors. The Corporation currently has 80 long-reach drilling rigs, 21 shallow drilling rigs and 87 service rigs. A description of each of the Corporation’s services, including details regarding the Corporation’s equipment, can be found below under “Description of the Business”.

Three Year History

In January 2014, the Corporation agreed to a long-term contract to supply an ultra heavy telescopic double AC drilling rig with a three-year term to an existing customer. In the first quarter of 2015, construction of this rig was completed and the rig commenced operations in Canada. This drilling rig is pad-capable, has a hook load of 440,000 pounds, is equipped with two 1,600 horsepower pumps, a 1,200 horsepower drawworks and is capable of drilling vertical wells to a depth in excess of 4,000 meters and long-reach horizontals in excess of 5,500 meters. This was the seventh rig with these capabilities and size in the Corporation’s North American fleet.

Also in January 2014, the Corporation contracted, outside the normal tendering process, three new flush-by units for its workover fleet in Australia. A flush-by unit is a compact, self-contained unit designed for rapid deployment and safe operations which integrates features of a pressure truck and small rod-rig, and is used for diagnosing, trouble-shooting and repairing coal seam gas wells. The first two flush-by units commenced operations in the fourth quarter of 2014, and the third flush-by unit commenced operations in the first quarter of 2015.

In May 2014, the Corporation signed a contract for its first VELOX triple drilling rig and contracts for the second and third VELOX triple drilling rigs followed in July and August 2014. The first rig constructed was deployed in the Permian Basin in West Texas and began working in the field in the fourth quarter of 2014. The second VELOX triple drilling rig commenced operations in the DJ Basin in Colorado in the first quarter of 2015, and the third VELOX triple drilling rig commenced operations in the Appalachian Basin in the Northeastern United States in the second quarter of 2015. The VELOX triple drilling rig is a 1,500 horsepower AC electric, highly mobile triple drilling rig that incorporates true craneless rig up capability, automated pipe handling, moving systems and catwalks.

On January 15, 2015, the Corporation announced that, in light of decreased world commodity prices, the Corporation’s dividend would be reduced from $0.03 per Common Share per month to $0.03 per Common Share per quarter and also announced that it would be suspending its dividend reinvestment plan (the “DRIP”) with respect to dividends paid after January 15, 2015. On March 26, 2015, the Corporation announced that it was eliminating the quarterly dividend of $0.03 per Common Share after payment of the previously declared dividend payable to shareholders of record on March 31, 2015.

On February 4, 2015, the Corporation announced the departure of Ken Mullen as President and Chief Executive Officer of the Corporation and his resignation as a director of the Corporation. The Corporation also announced that Dwayne LaMontagne was appointed as Interim President and Chief Executive Officer of the Corporation and that the Board of Directors had formed a special committee, comprised of Christopher Strong (chair), John Hooks and Kevin Nugent, to act as an advisor to the Interim President and Chief Executive Officer and to review and provide input on matters that may arise from time to time in connection with the duties of the Interim President and Chief Executive Officer. In addition, John Cooper resigned as Executive Vice President, Operations and Chief Operating Officer of the Corporation effective March 27, 2015. On April 30, 2015 the Corporation announced the resignations of Darcy Draudson as Executive Vice President, Finance and Chief Financial Officer and George Chow as Executive

Vice-President, Corporate; and the appointments of Christopher Strong as President and Chief Executive Officer; Dwayne LaMontagne as Executive Vice President and Chief Financial Officer and Rick Torriero as Vice-President, Finance. The special committee was dissolved shortly after the appointment of Christopher Strong as President and CEO.

On November 22, 2016, the Corporation announced that it had entered into agreements with Alberta Investment Management Corporation (“AIMCo”) providing for a $200 million second lien senior secured term facility (the “Second Lien Facility”), the issuance of 7,000,000 warrants entitling AIMCo to purchase 7,000,000 Common Shares (“AIMCo Warrants”) and a private placement (the “Private Placement”) of 13,000,000 Common Shares at a price of $1.45 per Common Share for gross proceeds of $18.9 million.

The Corporation concurrently entered into an agreement with a syndicate of underwriters led by Peters & Co. Limited, pursuant to which the underwriters agreed to purchase, on a bought deal basis, 13,000,000 Common Shares at a price of $1.45 per Common Shares for aggregate gross proceeds of $18.9 million (the “Bought Deal Financing”). The Corporation also granted the Underwriters an option to purchase up to an additional 1,950,000 Common Shares to cover over allotments, if any, exercisable in whole or in part at any time until 30 days after the date of closing of the Bought Deal Financing, on the same terms as the Bought Deal Financing.

On November 23, 2016, Total Energy Services Inc. (“Total”) announced its intention to make an offer to purchase all of the issued and outstanding Common Shares on the basis of 0.1132 of a common share of Total for each Common Share.

On November 25, 2016, the Corporation drew on a $17 million mortgage it had previously secured with the Business Development Bank of Canada on the Corporation’s operating facility in Leduc. The mortgage matures on December 31, 2041 and bears interest at 4.95%.

On December 9, 2016, Total formally commenced a takeover bid to acquire all of its issued and outstanding Common Shares on the basis of 0.13 of a common share of Total for each Common Share (the “Initial Total Offer”). The offer expired at 11:59 P.M. (Pacific Time) on March 24, 2017.

On December 12, 2016, the board of directors (the “Board”) appointed a special committee of independent directors (the “Special Committee”) to oversee the Corporation’s response to the unsolicited takeover bid of Total. The Special Committee is comprised of James Saunders (Chair), Allen Brooks, Stella Cosby, John Hooks and Kevin Nugent.

On December 13, 2016, the Corporation completed the financings with AIMCo providing for the Second Lien Facility (with an initial draw of $105 million), the issuance of the AIMCO Warrants and the Private Placement as well as the Bought Deal Financing. An aggregate of 14,950,000 Common Shares were issued pursuant to the Bought Deal Financing (including the exercise in full of the over-allotment option) for aggregate gross proceeds of approximately $21.7 million.

Also on December 13, 2016, the Corporation repurchased approximately $62.5 million of its 7.00% senior unsecured notes due May 25, 2018 (the “Senior Notes”) at a price of 101% of the principal amount thereof, which left approximately $107.1 million of Senior Notes outstanding. The Senior Notes are currently redeemable at 101.75% of the principal amount thereof. After May 25, 2017, the Senior Notes will be redeemable at par. The Corporation has announced its intention to redeem the remaining Notes outstanding on or after May 25, 2017, primarily through the second draw of $95 million on the Second Lien Facility.

On December 23, 2016, the Corporation announced that the Board of Directors of Savanna, on the recommendation of the Special Committee, unanimously determined that the Initial Total Offer significantly undervalues the Common Shares, is not in the best interests of Savanna or its shareholders and that shareholders should reject the Initial Total Offer

Recent Developments

In January 2017, the Corporation, under the supervision of the Special Committee, commenced a strategic alternatives process and opened a data room for parties potentially interested in a transaction with the Corporation. The Corporation entered into confidentiality agreements with numerous parties and on February 17, 2017, it entered into a non-binding letter of intent with Western Energy Services Corp. (“Western”), providing for the acquisition by Western of all of the issued and outstanding Common Shares on the basis of 0.85 of a common share of Western for each Common Share.

On March 1, 2017, Total amended the Total Offer to provide for consideration of 0.13 of a common share of Total and $0.20 in cash for each Common Share (as amended, the “Total Offer”).

On March 8, 2017, the Corporation and Western entered into an arrangement agreement providing for the acquisition by Western of all of the issued and outstanding Common Shares on the basis of 0.85 of a common share of Western for each Common Share pursuant to a plan of arrangement under the Business Corporations Act (Alberta). On March 12, 2017, Savanna and Western entered into an amending agreement pursuant to which Western agreed to increase the consideration payable pursuant to its acquisition of Savanna to 0.85 of a common share of Western and $0.21 in cash for each Common Share (the “Western Arrangement”).

On March 25, 2017, Total announced 51.6% of the outstanding Common Shares had been tendered to the Total Offer and it had taken up such shares. The acquisition of over 50% of the Common Shares is an event of default under the Corporation’s agreements with its lenders under its credit facilities and Second Lien Facility. The Corporation is currently in discussions with its lenders and does not expect immediate payment to be required by its lenders.

On March 28, 2017, the Corporation provided notice to Western it was terminating the arrangement agreement with Western providing for the Western Arrangement.

Significant Acquisitions

There were no significant acquisitions completed by the Corporation during its most recently completed financial year for which disclosure was required under Part 8 of National Instrument 51-102 - Continuous Disclosure Obligations.

DESCRIPTION OF THE BUSINESS

General

The Corporation provides drilling, well servicing and oilfield equipment rentals through its wholly-owned operating subsidiaries and partially owned limited partnerships in Canada, the United States and Australia. Reference herein to the “Corporation” includes its operating subsidiaries, as applicable. The business of the Corporation is conducted in three main areas.

1.	Contract drilling is conducted through Savanna Drilling Corp. (“Savanna Drilling”) in Canada, Savanna Drilling LLC (“Savanna US”) in the United States and Savanna Energy Services Pty Ltd. (“Savanna Australia”) in Australia.

2.	Well servicing is conducted through Savanna Well Servicing Inc. (“SWS”) in Canada, Savanna Well Servicing Corp. (“SWS US”) in the United States and Savanna Australia in Australia.

3.	Oilfield equipment rentals are conducted through D&D Oilfield Rentals Corp. (“D&D”) in Canada and Savanna Australia in Australia.

In addition, the Corporation, through its subsidiaries, currently has partnerships with eight Aboriginal communities to provide oilfield services to the oil and natural gas industry in Western Canada.

Revenues Generated by Categories of Principal Services

The following categories of principal services accounted for 15% or more of the Corporation’s total consolidated revenues from third parties for the applicable period.

Service	Year Ended December 31, 2016 ($000)	Year Ended December 31, 2015 ($000)
Drilling	173,348	262,257
Oilfield Services(1)	152,206	185,504

Note:

(1)	Amounts for the years ended December 31, 2016 and 2015 include revenues from well servicing and oilfield equipment rentals. The well servicing and oilfield equipment rentals businesses are considered one segment called “Services” for purposes of the Corporation’s consolidated financial statements for the years ended December 31, 2016 and 2015.

Employees

As at December 31, 2016, the Corporation had a total of 1,433 employees, the breakdown of which is as follows:

Number of Employees
Corporate (Canada)	87
SWS	229
Savanna Drilling	495
D&D	23
Corporate (US)	1
SWS US	57
Savanna Drilling US	234
Savanna Australia	391

Operating Divisions

Contract Drilling

The Corporation operates its contract drilling business through Savanna Drilling, Savanna US and Savanna Australia. The Corporation’s drilling fleet consists of shallow drilling rigs and long-reach horizontal rigs which are more particularly described below. The Corporation has obtained patents for its CT-1500 hybrid drilling rigs and TDS-2200 drilling rigs. The Canadian patent was granted and issued on February 1, 2005, with an expiry date of April 15, 2023 and the United States patents were granted and issued on December 13, 2005 and March 20, 2007, with expiry dates of January 18, 2024.

Contract drilling services are carried out using drilling rigs and other auxiliary equipment. Contract drilling services are typically performed based on instructions from the oil and natural gas exploration and production company which has contracted the Corporation. The Corporation follows these instructions and drills the oil or gas well at a specified location to the desired depth. If the well is productive and can be economically produced, the drilling rig will set the casing for the well. The drilling rig may then complete the well or cap it for completion at a later date, frequently by a service rig.

Management of the Corporation has significant experience in all aspects of the management and operation of contract drilling entities. Management also has significant experience in the design, construction and development of new rigs and has developed strong relationships with the suppliers of various components necessary for the construction of new rigs. The Corporation acts as a general contractor overseeing the design, construction and commissioning of its drilling rigs. Once constructed, the drilling rig begins working in the field. Certain rigs may be sold to a limited partnership that has the Corporation, through its subsidiaries, and an Aboriginal community as equal limited partners (with the exception of the Fort McKay-Savanna Energy Services Limited Partnership, wherein the Corporation is a 49% limited partner). The Corporation is responsible for marketing, maintaining, crewing and operating the rigs, and is paid a fee from the limited partnership for these services.

Long-Reach Horizontal Drilling

The Corporation’s long-reach drilling rig fleet consists of:

•	three VELOX AC electric triple drilling rigs rated to vertical drilling depths of 5,000 meters, all of which are in the United States;

•	two mechanical triple drilling rigs rated to vertical drilling depths of 5,000 meters, all of which are in the United States;

•	12 ultra-heavy AC electric telescoping double drilling rigs rated to vertical drilling depths of 4,000 meters, of which seven are in Canada and five are in the United States;

•	40 mechanical telescopic double drilling rigs rated to vertical drilling depths from 3,000 meters to 4,500 meters, of which 25 are in Canada and 15 are in the United States;

•	15 TDS-3000™ drilling rigs rated to vertical drilling depths of 3,000 meters, of which 12 are in Canada and three are in the United States; and

•	eight TDS-2200 hybrid drilling rigs rated to vertical drilling depths of 2,200 meters with drill pipe, all of which are in Canada.

All of the Corporation’s double drilling rigs are modern “step down” double drilling rigs, meaning they are configured to handle two joints of 30-foot length drill pipe at one time within the rig framework, with hydraulic pipeskates built into the catwalk. In addition, most of the double drilling rigs have top drives and high pumping capacity suited for long-reach horizontal drilling. A number of these rigs are also fully AC-powered and have walking systems, rendering them ideal for pad drilling. The Corporation’s TDS-3000™ drilling rigs all have top drives and are configured to handle one joint of 45-foot length drill pipe at one time within the rig framework, with hydraulic pipeskates built into the catwalk. The TDS-3000™ drilling rigs also have high pumping capacity suitable for long-reach horizontal drilling.

Management believes the Corporation’s long-reach drilling rigs have an efficient, novel and modern design which results in cost savings to the Corporation’s clients. A portion of the cost savings results from the Corporation’s ability to move rigs with either fewer loads or within the existing roadway infrastructure more efficiently and prepare for drilling operations (or “rig up”) in a shorter period of time. The standardized design of the Corporation’s current fleet of rigs also allows the Corporation to better manage its maintenance and repair programs, employee base and to minimize inventory and spare parts. The design of the rigs incorporates a number of design elements which management believes improves the operating characteristics and safety of the rigs.

Shallow Drilling

The Corporation’s shallow drilling fleet consists of:

•	20 patented CT-1500 hybrid drilling rigs; and

•	one single drilling rig.

Five of the CT-1500 hybrid drilling rigs were designed for working in the coal seam gas basins in Queensland, Australia which is supplying gas to the LNG terminals on Curtis Island, Queensland. The remaining 16 shallow drilling rigs operate in Canada drilling core holes or shallow oil and gas wells.

Within the CT-1500 hybrid drilling rigs intended operating environment and vertical depth range of up to 1,500 meters drilling with coiled tubing, there are several advantages offered by the use of coiled tubing technology as compared to jointed pipe used by conventional drilling rigs, including safety, economy of time and costs. Coiled tubing technology allows the continued advancement of pipe without the requirement of connecting 30 to 45-foot straight sections of pipe one at a time while drilling the wellbore. The inherent problems associated with the lack of stiffness in coiled tubing as opposed to conventional drill pipe have been addressed in the patented design. The hybrid coiled tubing drilling rig is capable of drilling with either coiled tubing or jointed pipe and is able to switch between either drilling mode in a matter of minutes. As such, this rig is able to drill its own surface or conductor wellbores, overcome difficult drilling formations such as boulders or gravel and accommodate the requirement for drill stem testing. This is accomplished without having to move a conventional drilling rig on location to accomplish such tasks as would be required by most other coiled tubing drilling rigs. When drilling with jointed pipe, the hybrid coiled tubing drilling rigs are capable of drilling wells with total measured depths of up to 1,800 meters. With its unique coring system, these rigs are also well suited for oil sands coring and delineation drilling. This type of drilling helps the Corporation’s customers to retrieve samples of the geology and oil producing zones, ultimately prove reserves and plan commercial production.

The Corporation’s patented hybrid coiled tubing drilling technology is more susceptible to weather related impacts on utilization than conventional drilling technology. As a result of the rigs’ efficiency in drilling a wellbore, location moves for these rigs upon completion of drilling services are more frequent. See “Risk Factors - Seasonality”.

Canadian Contract Drilling Operations

The Corporation presently has a fleet of 25 telescoping double drilling rigs, 7 ultra-heavy AC electric telescoping double drilling rigs, 12 TDS-3000™ drilling rigs, eight TDS-2200 drilling rigs, 15 CT-1500 hybrid drilling rigs and one single drilling rig in Canada. Present areas of operation in Canada are in Alberta, British Columbia and Saskatchewan and include the Bakken, Cardium, Montney, Viking, Peace River Arch, Deep Basin and the oilsands basins. The Corporation’s Canadian corporate headquarters is located in Calgary, Alberta.

United States Contract Drilling Operations

The Corporation presently has five triple drilling rigs, 15 telescoping double drilling rigs, five ultra-heavy AC electric telescoping double drilling rigs and three TDS-3000™ drilling rigs in the United States. The Corporation expanded its drilling rig fleet in the United States in late 2014 and early 2015 when it completed construction of three VELOX AC electric triple drilling rigs, which commenced operations in the fourth quarter of 2014, the first quarter of 2015 and the second quarter of 2015, respectively.

Present areas of operation in the United States include the Permian basin in Texas, the Niobrara in the Rockies region, and the Appalachia and Marcellus regions in Pennsylvania and West Virginia.

Australian Contract Drilling Operations

The Corporation presently has a fleet of five hybrid drilling rigs in Queensland for LNG coal seam gas (“CSG”) projects.

In addition, the Corporation operates its own fleet of trucks and associated equipment to help speed up rig move times and truck availability. This has been positively received by the Corporation’s existing customers and the market in Australia, as trucking is no longer seen as independent of drilling and workover operations, but an integrated part of the services the Corporation provides in Australia.

Drilling Contracts

Drilling contracts are awarded through competitive bidding or on a negotiated basis. In periods of low activity, more contracts are offered on a competitive bid basis. During periods of high activity, contracts are often awarded on a negotiated basis. Terms and rates will vary depending on competitive conditions, equipment and services to be supplied, the geographical area, the geological formation to be drilled, the on-site drilling conditions and the anticipated duration of the work. The drilling contractor provides the drilling rig and crew and is typically responsible for the payment of operating and maintenance expenses. Mobilization expenses are generally paid by the customer.

Drilling services in Canada are primarily based on standard drilling contracts endorsed by both the Canadian Association of Oilwell Drilling Contractors (“CAODC”) and the Canadian Association of Petroleum Producers while drilling services in the United States are generally provided in accordance with the International Association of Drilling Contractors form of contract and negotiated terms with the Corporation’s customers. Contracts for drilling services internationally are generally negotiated forms between the Corporation and its customers. The contracts outline the rights, responsibilities and obligations of each party to the contract. The contracts can be for a specific well, a series of wells, or for a specific time frame.

Drilling contracts are carried out on a daywork, meterage or turnkey basis. Under daywork contracts, the Corporation charges the customer a fixed charge per day for the number of days needed to drill the well. In addition, daywork contracts usually provide for a reduced day rate (or a lump sum amount) for mobilization of the rig to the well location and for assembly and dismantling of the rig. Under daywork contracts, the Corporation ordinarily bears no part of the costs arising from downhole risks (such as time delays for various reasons, including a stuck or broken drill string, loss of circulation in the well or blowouts). Under contracts that provide for payment on a meterage basis, the Corporation is paid a fixed charge for each metre drilled regardless of the time required or the problems encountered in drilling the well. Some contracts are carried out on a meterage basis to a specified depth and on a daywork basis thereafter. Turnkey contracts contemplate the drilling of a well for a fixed price. Compared to daywork contracts, meterage and turnkey contracts involve a higher degree of risk to the Corporation and, accordingly, normally provide greater profit or loss potential. To date, the vast majority of the Corporation’s contracts have been carried out on a daywork basis, however, the Corporation has recently operated under a small number of meterage and turnkey contracts in the United States.

Contract Drilling Outlook

Both the CAODC and the Petroleum Services Association of Canada (“PSAC”) are anticipating an increase in drilling activity in Canada in 2017. However, uncertainty around commodity prices continues to impact the magnitude of the activity increases forecasted in Canada. Demand for the Corporation’s long-reach horizontal drilling rigs increased in the first quarter of 2017 compared to the first quarter of 2016 and demand beyond the first quarter of 2017 looks to be stronger than the previous year. In the United States, activity in oil-driven geographic regions has increased after a slowdown throughout 2015 and into 2016. In late 2014 and throughout 2015 and 2016, the Corporation’s strategy involved reducing costs and infrastructure to match anticipated utilization. The Corporation intends to continue to manage costs in relation to rig utilization in 2017.

Drilling activity in Australia has also decreased as a result of lower commodity prices, however the coal seam gas projects in Queensland, Australia where the Corporation operates five drilling rigs, is expected to continue in order to produce gas for the LNG terminals on Curtis Island, Queensland which are currently shipping contracted gas out of all six LNG trains now operating.

Oilfield Services

The Corporation operates its well servicing and rentals business through SWS and D&D in Canada, SWS US in the United States and Savanna Australia in Australia. The well servicing division currently has a fleet of 87 service rigs.

The Corporation’s fleet of service rigs were manufactured utilizing the latest in fuel, weight, and labour-saving technology available in the marketplace and as a result, management believes the repairs and maintenance costs, along with downtime associated with the Corporation’s fleet, compares favourably to the aging fleets presently deployed in the Canadian and United States marketplaces.

Service rigs are typically operated by a crew of four or five workers and include additional equipment such as circulating pumps, tanks, blow-out preventers and tools. These rigs are fully mobile and can be moved to new locations quickly and with relative ease, thereby enhancing the cost-effectiveness of the fleet relative to those competitors who must pass on greater transportation costs to their customers.

In general, well servicing activities are conducted during daylight hours and are charged to customers on an hourly basis. The main activity areas in well servicing include completion services, workover services, maintenance services and abandonment services.

The Corporation’s fleet of rental equipment is used in the drilling and production of oil and natural gas wells in the Western Canadian Sedimentary Basin and, to a lesser extent, Australia. D&D currently owns and operates an inventory of approximately 3,000 pieces of rental equipment including pumps, tanks, spools and well site trailers. In Australia, oilfield equipment rentals and trucking operate under Savanna Australia.

The selection of suppliers of goods and services in the oilfield equipment rental business is typically made by field personnel in cooperation with the head office. D&D has established key relationships with active customers in its core business areas. The competitive strategy for the equipment rental business recognizes the importance of building market position through exceptional service and the maintenance of a diversified customer base. Management believes the existence of long-term relationships with a diversified customer base helps to secure demand for the equipment and services of D&D.

Completion Services

Completion services prepare a newly drilled well for production. Completion services may involve cleaning out the wellbore, installing production tubing, downhole and wellhead equipment. Service rigs work jointly with other services to perforate the wellbore to open the producing zones and in stimulating the producing zones to improve productivity. The well completion process may take one day to several weeks to complete and the well servicing division will provide a service rig to assist during most or all of this process. Service rigs are typically used during the completion phase of a well instead of larger, more expensive drilling rigs to reduce the cost of completing the well. The demand for well completion services is directly related to the level of drilling activity in a region, whereas the demand for other well servicing activities is based upon the total number of active wells, their age and production characteristics. Consequently, demand for completion services is generally less stable than demand for other well servicing activities.

Well Workover Services

Well workover services are generally provided when a well needs major repairs or modifications and often involve operations similar to those conducted during the initial completion of a well. Workovers may involve restoring or enhancing production in an existing producing zone, changing to a new producing zone, or converting the well for use as a water or steam injector well during enhanced recovery operations.

Workover services also include major subsurface repairs such as casing repair or replacement, recovery of tubing and removal of foreign objects in the wellbore. Workover activities may require a few days to several weeks to complete and additional equipment and services may be provided by the well servicing division during this process.

Well Maintenance Services

Well maintenance services are often required to ensure continuous and efficient operation of producing wells. These services include routine mechanical repairs such as repairing broken pumping equipment in an oil well or replacing damaged production tubing. Maintenance services are generally required throughout the life of a producing well and are typically required more often by oil wells than natural gas wells. Well maintenance activities may require a few hours to several days to complete. While workover and maintenance activities are not directly linked to drilling activities, they are influenced by both the short-term and long-term outlooks for oil and natural gas prices and reservoir depletion. Furthermore, an increase in drilling activity leads to more producing wells that require workover and maintenance services in future years.

Abandonment Services

Well abandonment services involve the physical closure and cementing of wells, which are no longer productive, or for which repairs are considered too expensive or difficult. Regulations govern the number and timing of abandonments; however, long-term demand for abandonment services is governed by the number of operating wells.

Canadian Oilfield Services Operations

The Corporation maintained its service rig presence in Western Canada in 2016 with an operational rig fleet consisting of 57 well service rigs heading into 2017. Present areas of operation in Canada include the Bakken, Cardium, Montney, Shaunavon, Peace River Arch, Deep Basin and the oilsands.

United States Oilfield Services Operations

The Corporation maintained its service rig presence in the United States in 2016 with an operational rig fleet consisting of 18 well service rigs in North Dakota. The Corporation’s United States well servicing division is located in Dickinson, North Dakota.

Australian Oilfield Services Operations

The Corporation maintained its service rig fleet in Australia in 2016 with an operational rig fleet in Australia of 12 well service rigs. The Corporation’s service rigs in Australia are of a significantly higher specification than those in North America. These higher specification service rigs are PLC controlled rigs that employ many leading technical features including working floor Human Machine Interface, auto drill, top drives, safety redundancies such as dual encoders, and remote access allowing technicians to troubleshoot problems from around the world via satellite. Present areas of operation in Australia include both the Surat and Bowen Basins of Queensland, Australia. The Corporation’s Australian headquarters and shop are located in Toowoomba, Australia.

Oilfield Services Outlook

After more than two years of lower activity levels in North America, the Corporation’s North American fleet of service rigs and rental equipment is expected to experience increased activity in 2017. With the late 2014 and early 2015 rig additions in Australia and the remaining term on take-or-pay contracts, this division is expected to provide somewhat stable cash flow to the Corporation in 2017. Throughout 2015 and 2016 the Corporation’s strategy involved reducing costs and infrastructure to match anticipated utilization. The Corporation intends to continue to manage costs in relation to rig utilization in 2017.

Renegotiation or Termination of Contracts

The Corporation operates under a number of key supplier arrangements. While these arrangements may not contain a guaranteed commitment of work, they do define the commercial terms under which work will be undertaken and, in some instances, contain take-or-pay provisions. In Australia, the Corporation, currently, has two drilling rigs and seven service rigs under contract with one customer which represent a significant part of the Corporation’s revenue. The Corporation is currently in renewal discussions with an Australian customer, but believes it will be able to recontract with this customer and to contract with other customers. The Corporation does not anticipate that its business will be materially affected in the current fiscal year by the renegotiation or early termination of these or any other contracts.

Competitive Conditions

Most of the Corporation’s operations are based within the Canadian and United States oilfield services markets. The level of oilfield services provided is directly related to the exploration and development activities of the Corporation’s customers, which in turn fluctuate with oil and natural gas prices. As a result of varying commodity prices, there are continuous shifts by the Corporation’s customers between natural gas and oil drilling. Market events and conditions starting in late 2014, including global excess oil and natural gas supply, actions taken by the Organization of the Petroleum Exporting Countries (“OPEC”), slowing growth in China and other emerging economies, market volatility and disruptions in Asia, and sovereign debt levels in various countries, caused significant weakness and volatility in commodity prices which in turn have caused a significant decrease in the valuation of oil and natural gas companies and a decrease in confidence in the oil and natural gas industry. In late 2016, other events including OPEC’s announcement that it agreed to cut production, the election results in the United States along with key subsequent cabinet appointments have caused reason to be encouraged that a recovery in the oil and natural gas industry is beginning. These slightly higher commodity prices have caused oil and natural gas companies to increase their capital spending, which directly affects the demand for drilling and well servicing services. See “Risk Factors - Volatility and Weakness of Industry Conditions”.

In light of reduced industry activity, companies operating in the oilfield services sector were required to react and reduce costs according to the level of activity. Throughout 2015 and 2016, the Corporation took aggressive measures to reduce operating and administrative expenses, which included a decrease in both operations and administrative personnel. It will be difficult for the Corporation and its competitors to immediately attract experienced and competent personnel when activity levels increase. In 2016, the corporation invested in the implementation of a new Enterprise Resourse Planning (“ERP”) system which should reduce the number of employees that will need to be added as activity increases in oil and natural gas drilling and well servicing. The Corporation does believe it will generally be successful in attracting the necessary personnel to deploy its equipment when necessary as a result of, among other things, the age of its fleet and the desire of employees to work with newer equipment. See “Risk Factors - Workforce Availability”.

As most of the wage costs within the Corporation’s well servicing and drilling businesses are relatively consistent throughout the industry, the Corporation’s labour costs parallel quite closely those of its competitors. As a result, quality of equipment and service, customer relationships and cost management are critical to achieving above-average returns in the oilfield services businesses overall.

In Australia, there are fewer exploration and production companies present, and they generally consist of large international players. These companies primarily utilize a bid or tender process when procuring oilfield services in Australia, which is different than that of Canada or the United States. These bids are distributed to both local and international service providers and are often contractually binding. In terms of the LNG market in general, the completion of the planned liquefied natural gas trains and terminals by these large international exploration and development companies play a direct role in the future of CSG operations in Australia and the demand for the Corporation’s drilling and well servicing business there.

Finally, mergers and acquisitions within the oilfield services sector itself can dramatically affect the Corporation’s business operations. The desire of the Corporation’s customers to retain more than one source for services often results in mergers generating new customers or additional work from existing customers not wishing to rely on one supplier. Alternatively, the ability of the Corporation’s competitors to expand their delivery of services geographically through mergers enhances their attractiveness to the Corporation’s customers due to their ability to service all key areas that the customer operates within. The Corporation believes it has addressed this risk by ensuring its operations are geographically dispersed in all key areas, enabling the Corporation to work for larger customers. Where the Corporation’s business mass does not allow such geographic diversification, the Corporation has strategically located its assets in those areas where it has a business or competitive advantage over both larger and smaller competitors in providing services to its customers. See “General Development of the Business - Recent Developments” and “Risk Factors - Competition”.

Cycles

In Canada and in the Northern United States where we operate, the level of activity in the oilfield services industry is, among other factors, influenced by seasonal weather patterns. The spring thaw makes the ground unstable and less capable of supporting heavy weights. Consequently, municipalities and transportation departments enforce road bans that restrict the movement of heavy equipment, thereby reducing drilling and well servicing activity levels. There is greater demand for oilfield services provided by the Corporation in the winter season when the occurrence of freezing permits the movement and operation of heavy equipment in areas otherwise inaccessible without frost to stabilize the ground. Activities tend to increase in the fall and peak in the winter months of November through March.

In addition, during excessively rainy periods in Canada, the United States and Australia, equipment moves may also be delayed, thereby adversely affecting revenues. See “Risk Factors - Seasonality”.

Environmental Considerations

The Canadian, United States and various international oil and natural gas industries are regulated by a number of federal, provincial and state governmental bodies and agencies under a variety of complex federal, provincial and state legislation that sets forth numerous prohibitions and requirements, with respect to planning and approval processes related to land use, sustainable resource management, waste management, responsibility for the release of presumed hazardous materials, protection of wildlife and the environment and the health and safety of workers. Legislation provides for restrictions and prohibitions on the transport of dangerous goods and the release or emission of various substances, including substances used and produced in association with certain oil and natural gas industry operations. The legislation addresses various permits, drilling, access road construction, camp construction, well completion, installation of surface equipment, air monitoring, surface and ground water monitoring in connection with these activities, waste management and access to remote or environmentally sensitive areas.

The operations of the Corporation are subject to a variety of federal, provincial, state and local laws, regulations and guidelines, and as a consequence, the various environmental and health and safety statutes and regulations governing the manufacturing, processing, importation, transportation, handling and disposal of substances used in the operations, or that may otherwise be present on or in lands the Corporation owns or occupies. Such legislation also generally imposes potential liability on present owners or occupants of property where contamination has occurred, without regard to whether such owner or occupant played a role in the original contaminating event. Government authorities have the power to issue orders and take other actions (including enforcement action) to protect the environment and ensure safety, including licensing, equipment certification, environmental assessments, reclamation orders and safety regimes. See “Risk Factors - Environmental Liability”.

RISK FACTORS

Investors should carefully consider the risk factors set out below and consider all other information contained herein and in the Corporation’s other public filings before making an investment decision. The risks set out below are not an exhaustive list, nor should they be taken as a complete summary or description of all the risks associated with the Corporation’s business and the oilfield services business generally.

The Corporation’s primary activity is the provision of contract drilling and oilfield services to the oil and natural gas industry in Canada, the United States and Australia. The demand, price and terms of these services are dependent on the level of activity in this industry, which in turn depends on several factors, including, but not limited to:

•	Crude oil, natural gas and other commodity prices, markets and storage levels;

•	Expected rates of production and production declines;

•	Access to land and the discovery of new oil and natural gas reserves;

•	Availability of capital and financing;

•	Exploration and production costs;

•	Pipeline capacity and availability;

•	Manufacturing capacity and availability of supplies for rig equipment; and

•	Government imposed regulations, royalties and taxes.

The following provides a further description of risks associated with the Corporation’s business and the contract drilling and oilfield services business in general. This list should not be taken as an exhaustive list, nor should it be taken as a complete summary or description of all the risks associated with the Corporation’s business.

Volatility and Weakness of Industry Conditions

The demand, pricing and terms for oilfield services largely depend upon the level of industry activity for natural gas and oil exploration and development. Industry conditions are influenced by numerous factors over which the Corporation has no control, including: the level of oil and natural gas prices; expectations about future oil and natural gas prices; the cost of exploring for, producing and delivering oil and natural gas; the expected rates of declining current production; the discovery rates of new oil and natural gas reserves; available pipeline transportation capacity; development of liquefied natural gas; weather conditions; macroeconomic and geopolitical factors, military conflict; sovereign debt crises; regulatory and other economic conditions; and the ability of oil and natural gas companies to raise equity capital or debt financing.

The level of activity in the oil and natural gas exploration and production industry is volatile. Over the last few years, market events and conditions, including global excess oil and natural gas supply, actions taken by OPEC, slowing growth in emerging economies, market volatility and disruptions in Asia, and sovereign debt levels in various countries, caused significant weakness and volatility in commodity prices. These events and conditions have caused a significant decrease in the valuation of oil and natural gas companies and a decrease in confidence in the oil and natural gas industry. These difficulties were exacerbated in Canada by changes in government at a federal level and, in the case of Alberta, the provincial level and the resultant uncertainty surrounding regulatory, tax and royalty changes and environmental regulations that have been announced or may be implemented by the new governments. In addition, the inability to get the necessary approvals to build pipelines and other facilities to provide better access to markets for the oil and natural gas industry in Western Canada led to additional downward price pressure on oil and natural gas produced in Western Canada and uncertainty and reduced confidence in the oil and natural gas industry in Western Canada. Lower commodity prices have restricted, and are anticipated to continue to restrict, oil and natural gas companies’ cash flows resulting in reduced capital expenditure budgets. Recently, sentiment with respect to the oil and natural gas industry has improved based on the nomination to the U.S. cabinet of strong energy industry proponents, the approval of two new Canadian oil export pipelines, and agreements by OPEC members and certain non-OPEC producers to reduce production quotas. However, despite recent increases, oil and natural gas prices remain relatively low and market uncertainties remain. Such events directly affect the demand for drilling and well servicing services provided by the Corporation to oil and natural gas customers, and could have a material effect on the Corporation’s business, financial condition, results of operations and cash flows. Any addition to or elimination or curtailment of government incentives could also have a significant impact on the oilfield services industry.

Oversupply of Equipment

Because of the long-life nature of oilfield service equipment and the lag between when a decision to build additional equipment is made and when the equipment is placed into service, the inventory of oilfield service equipment in the industry does not always correlate with the level of demand. Periods of high demand often result in increased capital expenditures on equipment and those capital expenditures may immediately or eventually add capacity that exceeds actual demand. This excess capacity could cause the Corporation’s competitors to lower their prices and could lead to a decrease in prices in the oilfield services industry generally. Consequentially, the Corporation could fail to secure enough work in which to employ its equipment, which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows.

Workforce Availability

The Corporation’s ability to provide reliable and quality services is dependent on its ability to hire and retain a dedicated and quality pool of employees. The combination of the technical skills required to work in the oilfield services industry, the physically demanding nature of the work and the volatility inherent in the oil and natural gas sector, may inhibit the Corporation’s ability to employ and retain qualified personnel. Furthermore, in periods of increasing activity it may become more difficult to find and retain qualified employees, which could limit growth, increase operating costs or have other adverse effects on the Corporation’s operations. The Corporation strives to retain employees by providing a safe working environment, competitive wages and benefits, employee savings plans and an atmosphere in which all employees are treated equally regarding opportunities for advancement. The Aboriginal partnerships that the Corporation has formed have enhanced access to a large, capable workforce of Aboriginal employees.

Safety Performance

Standards for the prevention of incidents in the oil and natural gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer specific safety requirements and health and safety legislation. Many customers consider safety performance a key factor in selecting oilfield service providers. Deterioration of the Corporation’s safety performance could result in a decline in the demand for the Corporation’s services and could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows.

Competition

The oilfield services industry is highly competitive and the Corporation competes with a substantial number of companies that have greater technical and financial resources. The Corporation’s ability to generate revenue and earnings depends primarily upon its ability to win bids in competitive bidding processes and to perform awarded projects within estimated times and costs. There can be no assurance that such competitors will not substantially increase the resources devoted to the development and marketing of products and services that compete with those of the Corporation or that new competitors will not enter the various markets in which the Corporation is active. In certain aspects of its business, the Corporation also competes with a number of small and medium-sized companies, which, like the Corporation, have certain competitive advantages such as lower overhead costs and specialized regional strengths. Reduced levels of activity in the oil and natural gas industry can intensify competition and result in lower revenue to the Corporation. Variations in the exploration and development budgets of oil and natural gas companies which are directly affected by fluctuations in energy prices, the cyclical nature and competitiveness of the oil and natural gas industry and governmental regulation, will have an effect upon the Corporation’s ability to generate revenue and earnings. See “Volatility and Weakness of Industry Conditions”.

Political Instability

In the last several years, the United States and certain European countries have experienced significant political events that have cast uncertainty on global financial and economic markets. During the recent presidential campaign a number of election promises were made and the new American administration has begun taking steps to implement certain of these promises. Included in the actions that the administration has discussed are the renegotiation of the terms of the North American Free Trade Agreement, withdrawal of the United States from the Trans-Pacific Partnership, imposition of a tax on the importation of goods into the United States, reduction of regulation and taxation in the United States, and introduction of laws to reduce immigration and restrict access into the United States for citizens of certain countries. It is presently unclear exactly what actions the new administration in the United States will implement, and if implemented, how these actions may impact Canada and in particular the oil and gas industry. Any actions taken by the new United States administration may have a negative impact on the Canadian economy and on the businesses, financial conditions, results of operations and the valuation of Canadian oilfield services companies, including the Corporation.

In addition to the political disruption in the United States, the citizens of the United Kingdom recently voted to withdraw from the European Union and the Government of the United Kingdom has begun taken steps to implement such withdrawal. Some European countries have also experienced the rise of anti-establishment political parties and public protests held against open-door immigration policies, trade and globalization. To the extent that certain political actions taken in North America, Europe and elsewhere in the world result in a marked decrease in free trade, access to personnel and freedom of movement it could have the effect of an increase costs for goods and services required for the Corporation’s operations, reduce access to skilled labour and negatively impact the Corporation’s business, financial condition, results of operations and cash flows.

Seasonality

In Canada, the level of activity in the oilfield services industry is influenced by seasonal weather patterns. The spring thaw makes the ground unstable and less capable of supporting heavy weights. Consequently, municipalities and transportation departments enforce road bans that restrict the movement of heavy equipment, thereby reducing drilling and well servicing activity levels. In addition, in any geography in which the Corporation operates, during excessively rainy periods, equipment moves may be delayed, thereby adversely affecting revenues. In addition, extreme cold weather and heavy snowfall may restrict the Corporation’s ability to access properties with equipment or cause operational difficulties.

In Canada, there is greater demand for oilfield services provided by the Corporation in the winter season when the occurrence of freezing permits the movement and operation of heavy equipment. Activities tend to increase in the fall and peak in the winter months of November through March. However, if an unseasonably warm winter prevents sufficient freezing, the Corporation may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. Similarly, wet weather in Australia, normally in the first quarter, can also impact well site access which could adversely affect the Corporation’s business in Australia as well. Volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows.

Operating Risk and Insurance

The Corporation’s operations are subject to all the risks and hazards typically associated with drilling and well servicing operations, including but not limited to: equipment defects; malfunction; failures; blowouts; cratering; loss of well control; fire, explosions; other environmental hazards; extreme weather conditions; or other acts of nature each of which could result in work stoppages, personal injury, loss of life or damage to or destruction of equipment and facilities.

These risks and hazards could expose the Corporation to substantial liability for personal injury, loss of life, business interruption, property damage or destruction, pollution and other environmental damages. Although the Corporation has obtained insurance against certain of the risks to which it is exposed, however not all risks are insurable and such insurance is subject to coverage limits and no assurance can be given that such insurance will be adequate to cover the Corporation’s liabilities or will be generally available in the future or, if available, that premiums will be commercially reasonable. If the Corporation were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits; or a customer or insurer failed to meet its indemnification obligations; or if the Corporation were to incur such liability at a time when it is not able to obtain liability insurance, resulting losses could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows.

Reliance on Key Personnel

The success of the Corporation is dependent upon its key personnel. Any loss of the services of such persons could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows. The Corporation does not have any key personnel insurance in effect. The ability of the Corporation to expand its services is dependent upon its ability to attract additional qualified employees. The ability to secure the services of additional personnel is constrained in times of strong industry activity.

Dependence on Customers

The Corporation has a broad customer base and does not solely depend on any one customer or group of customers. The single largest customer accounted for 33% of revenue in 2016; no other customer accounted for more than 10% of revenue in 2016. The loss of the Corporation’s largest customer could have a material adverse impact on the Corporation’s business, financial condition, results of operations and cash flows. In addition, in certain geographical operating areas, the Corporation may depend on a smaller number of customers, the loss of any of which could have a material adverse effect on the Corporation’s operations in those operating areas and may result in significant equipment relocation costs.

Potential Replacement or Reduced Use of Products and Services

Certain of the Corporation’s equipment may become obsolete or experience a decrease in demand through the introduction of competing products or new technologies that are lower in cost; exhibit enhanced performance characteristics; or are determined by the market to be more preferable for environmental or other reasons. These changes could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows. Although the Corporation makes reasonable efforts to keep current with the changing market for oilfield services and technological and regulatory changes, there can be no assurance that the Corporation will be able to identify all changes to competing products of technology or, if identified, have the financial resources to adapt to such changing market conditions.

Technology Risks

Exploration and development of conventional and unconventional oil and natural gas reserves requires high performance drilling rigs. The ability of the Corporation to meet customer demands in respect of performance and cost will depend upon continuous improvements in operating equipment. There can be no assurance that the Corporation will be successful in its efforts in this regard or that it will have the resources available to meet this continuing demand. Failure by the Corporation to do so could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows. No assurances can be given that competitors will not achieve technological advantages over the Corporation. The Corporation relies on proprietary technology in respect of aspects of its oilfield services, particularly coiled tubing drilling. While the Corporation has been granted patent protection in Canada and in the United States in respect of certain of such technology, no assurances can be given that the proprietary nature of the technology can be adequately protected.

Vulnerability to Market Changes

Fixed costs, including costs associated with operating expenses, leases, labour costs and depreciation will account for a significant portion of the Corporation’s costs and expenses. As a result, changes in market conditions which reduce demand for the Corporation’s equipment, could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows. See “Risk Factors - Volatility and Weakness of Industry Conditions”.

Dependence on Suppliers

Failure of suppliers to deliver equipment in a timely and efficient manner could be detrimental to the Corporation’s ability to keep customers and to grow. In addition, certain equipment is manufactured specifically for the Corporation and the Corporation is dependent upon the continued availability of the manufacturer and the maintenance of the quality of manufacture. No assurances can be given that the Corporation will be successful in maintaining its required supply of equipment.

Environmental Liability

The Corporation is subject to the operating risks inherent in the industry, including environmental damage. The Corporation has established programs to address compliance with current environmental standards and monitors its practices concerning the handling of environmentally hazardous materials. However, there can be no assurance that the Corporation’s procedures will prevent environmental damage occurring from spills of materials handled by the Corporation or that such damage has not already occurred. On occasion, substantial liabilities to third parties may be incurred. The Corporation may have the benefit of insurance maintained by it or the operator; however the Corporation may become liable for damages against which it cannot adequately insure or against which it may elect not to insure because of high costs or other reasons.

In addition, trends in environmental regulation to increase restrictions and limitations on activities that may impact the environment, including the generation and disposal of wastes, the use and handling of chemical substances and laws, regulations or treaties concerning climate change, greenhouse gas emissions or other environmental matters could have a material adverse impact on the Corporation’s business, financial condition, results of operations and cash flows.

Foreign Operations

Some of the Corporation’s current operations and related assets are located in the United States and Australia. In addition, the Corporation’s growth plans may contemplate establishing operations in additional foreign countries, including countries where the political and economic systems may be less stable than those in North America and Australia. Risks of foreign operations include, but are not necessarily limited to, changes of laws affecting foreign ownership, government participation, taxation, royalties, duties, rates of exchange, inflation, repatriation of earnings, social unrest or civil war, acts of terrorism, extortion or armed conflict and uncertain political and economic conditions resulting in unfavourable government actions such as unfavourable legislation or regulation. While the impact of these factors cannot be accurately predicted, if any of the risks materialize, they could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows.

Alternatives to and Changing Demand for Petroleum Products

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil, natural gas and liquid hydrocarbons. The Corporation cannot predict the impact of changing demand for oil and natural gas products, and any major changes could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows.

Government Laws and Industry Regulations

The Corporation’s operations are subject to numerous laws as well as industry regulations and guidelines many of which are related to health and safety, the conduct of operations, transportation and the environment. Some of the laws, regulations and guidelines that apply to operations also authorize the recovery of natural resource damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. While management believes that its businesses will be operated in accordance with applicable laws, the Corporation will remain subject to a varied and complex body of laws and regulations that both public officials and private individuals may seek to enforce. The costs arising from compliance with such laws, regulations and guidelines may be material to the Corporation.

Any regulatory changes that impose additional operating or environmental restrictions or requirements on the Corporation or its customers could result in increased operating costs and decreased demand for the Corporation’s services, which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Corporation considers acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation’s ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired businesses may require substantial management effort, time and resources and may divert management’s focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided by third parties and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Corporation, could realize less on disposition than their carrying value in the financial statements of the Corporation.

Operations Interruptions

The Corporation’s operations face many hazards inherent in the drilling and well servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, reservoir damage, loss of directional control, damaged or lost equipment, and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage, damage to the property of others, and damage to producing or potentially productive oil and natural gas formations that we drill through.

Generally, drilling and service rig contracts separate the responsibilities of a drilling or service rig company and the customer, and the Corporation tries to obtain indemnification from its customers by contract for some of these risks even though the Corporation also has insurance coverage to protect it. The Corporation cannot assure, however, that any insurance or indemnification agreements will adequately protect the Corporation against liability from all of the consequences described above. If there is an event that is not fully insured or indemnified against, or a customer or insurer does not meet its indemnification or insurance obligations, it could result in substantial losses. In addition, the Corporation may not be able to get insurance to cover any or all of these risks, or the coverage may not be adequate. Insurance premiums or other costs may rise significantly in the future, making the insurance prohibitively expensive or uneconomic. Significant events, including terrorist attacks in the U.S., severe hurricane damage, and well blowout damage in the U.S. Gulf Coast region, have resulted in significantly higher insurance costs, deductibles and coverage restrictions.

Management of Growth

The Corporation may be subject to growth related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows.

Access to Current and Additional Financing

The Corporation’s ability to access its senior secured revolving credit facility is directly dependent on, among other factors, the Corporation’s compliance with certain financial ratios and other restrictive covenants, which may from time to time affect the availability or price of additional funding. A breach of any of these covenants, which may be affected by events beyond the Corporation’s control, could constitute an event of default which, if not cured or waived, could result in the amounts outstanding on the senior secured revolving credit facility to become due and payable immediately. In addition, the Second Lien Facility and Senior Notes contain cross-default provisions, which in the event of default under the Corporation’s senior secured revolving credit facility, could also result in these amounts becoming due and payable immediately. If the Corporation’s lenders require repayment of all or a portion of the amount outstanding under its facilities for any reason, including for a default of a covenant, there is no certainty that the Corporation would be in a position to make such repayment. Even if the Corporation is able to obtain new financing in order to make any required repayment under its senior secured revolving credit facility, Second Lien Facility, and/or Senior Notes, it may not be on commercially reasonable terms or terms that are acceptable to the Corporation. If the Corporation is unable to repay amounts owing under its senior secured revolving credit facility, second lien senior secured term loan facility, and/or senior unsecured notes, the lenders could proceed to foreclose or, as applicable, otherwise realize upon the collateral granted to them to secure the indebtedness.

In addition, the Corporation’s credit facilities may, from time to time, impose operating and financial restrictions on the Corporation that could include restrictions on, the payment of dividends, repurchase or making of other distributions with respect to the Corporation’s securities, incurring of additional indebtedness, provision of guarantees, the assumption of loans, making of capital expenditures, entering into of amalgamations, mergers, take-over bids or disposition of assets, among others.

The Corporation may find it necessary in the future to obtain additional debt or equity to support ongoing operations, to undertake capital expenditures, to repay existing borrowings or to undertake acquisitions or other business combination transactions. As a result of conditions in the oil and gas and oilfield services industries and/or global economic volatility, the Corporation, along with many other issuers, may, from time to time, have restricted access to capital and increased borrowing costs. The current conditions in the oil and gas and oilfield services industries have negatively impacted the ability of such companies to access additional financing. There can be no assurance that additional financing will be available to the Corporation when needed or on terms acceptable to the Corporation. Alternatively, any available financing may be dilutive to existing shareholders. The Corporation’s inability to raise financing to support ongoing operations or to fund capital expenditures or acquisitions could limit the Corporation’s growth and could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows.

Total Offer

On March 25, 2017, Total announced it had taken up 51.6% of the outstanding Common Shares excluding those owned by Total pursuant to the Total Offer. The acquisition of over 50% of the outstanding Common Shares introduces risks to the Corporation’s stability and ongoing operations, and to shareholder value and to the resulting position of shareholders.

As a result of the acquisition of over 50% of the outstanding Common Shares, Savanna is required to make an offer to acquire all of its outstanding Senior Notes at 101% of the principal amount thereof, plus the accrued and unpaid interest within 30 days of the change of control occurring. In addition, the acquisition by Total constitutes a change of control under the Corporation’s credit facilities and Second Lien Facility, such that if consent to the change of control is not obtained, the full amount owing to the lenders thereunder will become due and payable with the Corporation which could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows. The Corporation is currently in discussion with its lenders.

Cash Flow Risk

The Corporation will require sufficient cash flow in the future in order to service and repay its indebtedness. The Corporation`s ability to generate sufficient cash flow to meet these obligations is to a certain extent, subject to global economic, financial, competitive and other factors that may be beyond its control. If the Corporation is unable to attain future borrowings or generate cash flow from operations in an amount sufficient to service and repay its indebtedness, the Corporation will need to refinance or be in default under the agreements governing its indebtedness and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets. Such refinancing or alternative measures may not be available on favourable terms or at all. In particular, due to the conditions in the oil and gas and oilfield services industries and/or global economic volatility, the Corporation may from time to time have restricted access to capital and increased borrowing costs. The current conditions in the oil and gas and oilfield services industries have negatively impacted the ability of such companies to access additional financing. The inability to service, repay and/or refinance its indebtedness could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows.

Credit Risk

Credit risk arises from cash held with banks and financial institutions, as well as credit exposure to customers in the form of outstanding accounts receivable, and suppliers in the form of deposits placed on long-lead items. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The carrying amount of accounts receivable reflects management’s assessment of the credit risk associated with its customers. The Corporation generally grants unsecured credit to its customers; however, the Corporation applies rigorous evaluation procedures to all new customers and analyzes and reviews the financial health of its current customers on an ongoing basis. The allowance for doubtful accounts and past due receivables are reviewed by management on a monthly basis. Accounts receivable are considered for impairment on a case-by-case basis when they are past due or when objective evidence is received that a customer will default. The Corporation takes into consideration the customer’s payment history, their credit worthiness and the current economic environment in which the customer operates to assess impairment. The Corporation accounts for a specific bad debt provision when management considers that the expected recovery is less than the actual amount receivable. When a receivable balance is considered uncollectible it is written off against the allowance for doubtful accounts. Subsequent recovery of amounts previously written off is included in net earnings. Based on the nature of its operations, the Corporation will always have a concentration of credit risk as a substantial portion of the Corporation’s accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risks. To the extent that any of the Corporation’s customers go bankrupt, become insolvent or make a proposal or institute any proceedings relating to bankruptcy or insolvency, it could result in the Corporation being unable to collect all or portion of any money owing from such customers. Any of these factors could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flow.

Foreign Currency Exchange Risk

The Corporation is exposed to foreign currency fluctuations as revenues, expenses and working capital derived from its foreign operations are denominated in U.S. dollars and Australian dollars. In addition, the Corporation’s U.S. and Australian subsidiaries are subject to translation gains and losses on consolidation. Realized foreign exchange gains and losses are included in net earnings while foreign exchange gains and losses arising on the translation of the assets, liabilities, revenues and expenses of the Corporation’s foreign operations are included in “other compensation income”. The Corporation also holds U.S. and Australian dollar denominated debt. To the extent that the Corporation engages in risk management activities related to foreign currency exchange rates, there is a credit risk associated with the counterparties with which the Corporation may contract.

Interest Rate Risk

The Corporation is exposed to interest rate risk on a portion of its long-term debt and does not currently hold any financial instruments that mitigate this risk. The Corporation’s fixed-rate debt is subject to interest rate price risk, as the values will fluctuate as a result of changes in market interest rates. Floating-rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate with changes in market interest rates. The remainder of the Corporation’s financial assets and liabilities are not exposed to interest rate risk.

Litigation

In the normal course of the Corporation’s business or as a result of significant transactions, including the Total Offer and the Western Arrangement, the Corporation may become involved in, named as a party to, or be the subject of, various legal proceedings, including regulatory proceedings, tax proceedings and legal actions commenced by shareholders or counterparties to transactions or related to personal injuries including resulting from exposure to hazardous substances, property damage, property tax, environmental issues including claims relating to contamination and contract disputes. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to the Corporation and as a result, could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows. Even if the Corporation is successful in such legal proceedings, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from the business operations of the Corporation which could have a material adverse effect on the Corporation’s financial position. See “General Development of the Business - Recent Developments”.

Dividends

The amount of future cash dividends paid by the Corporation, if any, will be subject to the discretion of the Board and may vary depending on a variety of factors and conditions existing from time to time, many of which will be beyond the control of the Corporation. These factors and conditions include fluctuations in capital expenditure requirements, debt service requirements, restrictions imposed on the Corporation by its lenders, operating costs, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by applicable corporate law for the declaration and payment of dividends.

Market Price of Common Shares

The trading price of securities of oilfield services issuers is subject to substantial volatility. This volatility is often based on factors both related and unrelated to the financial performance or prospects of the issuers involved. The market price of the Common Shares could be subject to significant fluctuations in response to variations in the Corporation’s operating results, financial condition, liquidity and other internal factors. Factors that could affect the market price of the Common Shares that are unrelated to the Corporation’s performance include domestic and global commodity prices and market perceptions of the attractiveness of particular industries. Accordingly, the price at which the Common Shares will trade cannot be accurately predicted.

Information Technology Systems and Cyber-Security

The Corporation has become increasingly dependent upon the availability, capacity, reliability and security of our information technology infrastructure and our ability to expand and continually update this infrastructure, to conduct daily operations. The Corporation depends on various information technology systems to process and record financial data, manage its rig fleet, schedule maintenance and communicate with employees and third-party partners. Further, the Corporation is subject to a variety of information technology and system risks as a part of its normal course operations, including potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Corporation’s information technology systems by third parties or insiders.

Unauthorized access to these systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Corporation’s business activities or its competitive position. Further, disruption of critical information technology services, or breaches of information security, could have a negative effect on the Corporation’s performance and earnings, as well as on its reputation. The Corporation applies technical and process controls in line with industry-accepted standards to protect our information assets and systems; however, these controls may not adequately prevent cyber-security breaches. The significance of any such event is difficult to quantify, but may in certain circumstances be material and could have a material adverse effect on the Corporation’s business, financial condition, results of operations and cash flows.

Dilution

The Corporation may complete future acquisitions or enter into financings or other transactions involving the issuance of securities of the Corporation which may be dilutive.

Breach of Confidentiality

In the normal course of the Corporation’s business the Corporation may discuss potential business relationships, transactions with third parties, financing solutions or other activities and at which time the Corporation may disclose confidential information relating to the business, operations or affairs of the Corporation. The Corporation takes commercially reasonable measures to ensure confidentiality agreements are signed by third parties prior to the disclosure of any confidential information or to otherwise ensure the confidentiality of such information is maintained; however a breach or failure of these measures could put the Corporation at competitive risk and may cause significant damage to its business. The harm to the Corporation’s business from a breach of confidentiality cannot presently be quantified, but may be material and may not be compensable in damages. There is no assurance that, in the event of a breach of confidentiality, the Corporation will be able to obtain equitable remedies, such as injunctive relief, from a court of competent jurisdiction in a timely manner, if at all, in order to prevent or mitigate any damage to its business that such a breach of confidentiality may cause.

Income Taxes

The Corporation makes all required income tax filings and believes that it is in full compliance with all applicable tax legislation of each of the jurisdictions in which it operates. However, such filings are subject to reassessment by the applicable taxation authority and in the event of a reassessment of the Corporation, such reassessment may have a negative impact on current and future taxes payable. Income tax laws relating to various matters, including dividends, may in the future be changed or interpreted in a manner that adversely affects the Corporation. Furthermore, tax authorities having jurisdiction over the Corporation may disagree with how the Corporation calculates its taxes or could change administrative practices to the Corporation’s detriment.

Credit Ratings

Credit ratings affect our financing costs, liquidity and operations over the long term and are intended as an independent measure of the credit quality of long-term debt. Credit ratings affect the Corporation’s ability to obtain short and long-term financing and the cost of this financing, and the Corporation’s ability to engage in certain business activities cost-effectively. If a rating agency reduces its current rating on the Senior Notes, or downgrades the Senior Notes, or the Senior Notes experience a negative change in their ratings outlook, it could have an adverse effect on the Corporation’s financing costs and access to liquidity and capital.

Forward-Looking Information May Prove Inaccurate

Shareholders and prospective investors are cautioned not to place undue reliance on the Corporation’s forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risk and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Additional information of the risks, assumptions and uncertainties are found under the heading “Forward-Looking Statements - Cautionary Statement Regarding Forward-Looking Information and Statements” in this AIF.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of first preferred shares, issuable in series and an unlimited number of second preferred shares, issuable in series. As at December 31, 2016, there were 118,224,189 Common Shares and no preferred shares issued and outstanding. As at December 31, 2016, there were also 7 million warrants to purchase Common Shares issued and outstanding, entitling the holder to acquire up to 7 million Common Shares at an exercise price of $2.50 per Common Share at any time prior to December 13, 2018.

The holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Corporation thereon, to one vote per share at any meeting of shareholders of the Corporation and, upon liquidation, to receive all assets of the Corporation that are distributable to holders of such shares.

The first preferred shares may be issued from time to time in one or more series, each series consisting of a number of first preferred shares as determined by the board of directors of the Corporation who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of first preferred shares. The first preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank equally with the first preferred shares of every other series and shall be entitled to preference over the second preferred shares, the Common Shares and the shares of any other class ranking junior to the first preferred shares.

The second preferred shares may be issued from time to time in one or more series, each series consisting of a number of second preferred shares as determined by the board of directors of the Corporation who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of second preferred shares. The second preferred shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank subsequent to the first preferred shares and equally with the second preferred shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the second preferred shares.

CREDIT RATINGS

The following information relating to the Corporation’s credit ratings is provided as it relates to the Corporation’s financing costs, liquidity and operations. Specifically, credit ratings could affect the Corporation’s ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the ability of the Corporation to engage in certain business activities on a cost effective basis could depend on the Corporation’s credit ratings. A reduction in the current rating on the Senior Notes by its rating agencies or a negative change in the Corporation’s ratings outlook could adversely affect the Corporation’s cost of financing and its access to sources of liquidity and capital. See “Risk Factors - Access to Current and Additional Financing”.

The Corporation and the Senior Notes are currently rated by Standard and Poor’s Rating Services, a division of McGraw-Hill Companies (Canada) Corporation (“S&P”) and DBRS Limited (“DBRS”). The following table outlines the ratings and outlooks of the Corporation and the Senior Notes as of December 31, 2016

	S&P	DBRS
Senior Unsecured Credit Rating	BB-/Negative	B/Stable
(Senior Notes)

Issuer Rating	B+/Negative	B/Stable

Notes:

(1)	On March 10, 2017, S&P changed the trend on both the Issuer Rating and the Senior Unsecured Notes from Negative to Watch Positive.
(2)	On March 27, 2017, DBRS placed both the Issuer Rating and the Senior Unsecured Notes Under Review with Developing Implications.

Credit ratings are intended to provide an independent measure of the credit quality of an issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities nor do the ratings comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. A rating can be revised, suspended or withdrawn at any time by the rating agency. Investors should consult the rating agency should they require more information with respect to the interpretation and implications of the foregoing ratings. A revision or withdrawal of a credit rating could have a material adverse effect on the pricing and liquidity of the Senior Notes in the secondary market.

S&P’s credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to S&P’s rating system, an obligation rated “B” is more vulnerable to adverse business, financial and economic conditions, but the obligor currently has the capacity to meet its financial commitments on the obligation. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within the major rating categories. A ratings outlook gives the potential direction of a short or long-term rating: a “stable” designation indicates that a rating is not likely to change; a “positive” designation indicates that a rating may be raised; and a “negative” designation indicates that a rating may be lowered.

DBRS’s long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rates. A rating of B(high) by DBRS is assigned to debt securities considered to be highly speculative credit quality. The capacity for payment of financial obligations is uncertain. Entities in the B category may be vulnerable to future events. The assignment of a “(high)” or “(low)” modifier within each rating category indicates relative standing within such category. A rating trend provides guidance in respect of DBRS’s opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories - “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed. A “Positive” or “Negative” trend represents an indication that there is a greater likelihood that the rating could change in the future than would be the case if a “Stable” trend was assigned to the rating. When a significant event occurs that could directly impact a rating, but where there is uncertainty regarding the outcome of the event, and DBRS is unable to provide an objective, forward-looking opinion in a timely fashion, then the rating will be placed “Under Review”.

The Corporation provides an annual fee to both S&P and DBRS for credit rating services. The Corporation does not provide any payments to S&P or DBRS in respect of any other services.

DIVIDENDS

On March 8, 2012, the Corporation announced its board of directors had approved a monthly dividend to be paid to holders of Common Shares and the DRIP. The DRIP allowed shareholders to direct cash dividends to be reinvested in additional Common Shares that were issued at 95% of the volume weighted average price of the Common Shares traded on the TSX during the last 5 trading days preceding the relevant dividend payment date.

On January 15, 2015, the Corporation announced that, in light of commodity prices, the Corporation’s dividend would be reduced from $0.03 per Common Share per month to $0.03 per Common Share per quarter and also announced that it would be suspending the DRIP with respect to dividends paid after January 15, 2015.

On March 26, 2015, the Corporation announced that it was eliminating the quarterly dividend of $0.03 per Common Share after payment of the previously declared dividend payable to shareholders of record on March 31, 2015.

The table below provides information on dividends paid in 2013, 2014 and 2015. No dividends were paid in 2016.

Dividend per share	Record Date	Payment Date
$0.03	December 31, 2012	January 15, 2013
$0.03	January 31, 2013	February 15, 2013
$0.03	February 28, 2013	March 15, 2013
$0.03	March 28, 2013	April 15, 2013
$0.03	April 30, 2013	May 15, 2013
$0.03	May 31, 2013	June 14, 2013
$0.03	June 28, 2013	July 15, 2013
$0.03	July 31, 2013	August 15, 2013
$0.03	August 30, 2013	September 16, 2013
$0.03	September 30, 2013	October 15, 2013

Dividend per share	Record Date	Payment Date
$0.03	October 31, 2013	November 15, 2013
$0.03	November 29, 2013	December 16, 2013
$0.03	December 31, 2013	January 15, 2014
$0.03	January 31, 2014	February 14, 2014
$0.03	February 28, 2014	March 14, 2014
$0.03	March 31, 2014	April 15, 2014
$0.03	April 30, 2014	May 15, 2014
$0.03	May 30, 2014	June 13, 2014
$0.03	June 30, 2014	July 15, 2014
$0.03	July 31, 2014	August 15, 2014
$0.03	August 29, 2014	September 15, 2014
$0.03	September 30, 2014	October 15, 2014
$0.03	October 31, 2014	November 14, 2014
$0.03	November 28, 2014	December 15, 2014
$0.03	December 31, 2014	January 15, 2015
$0.03	March 31, 2015	April 15, 2015

The Corporation is a taxable Canadian public corporation. All dividends paid to shareholders since inception of the dividend program were “eligible” dividends under the Income Tax Act (Canada).

The board of directors of the Corporation will determine the actual timing, payment and amount of dividends, if any, that may be paid by the Corporation from time to time. Payment of dividends in the future, if any, will be dependent on, among other things, fluctuations in capital expenditure requirements, debt service requirements, operating costs, foreign exchange rates and the satisfaction of the liquidity and solvency tests imposed by the Corporation’s lenders and applicable corporate law for the declaration and payment of dividends. See “Risk Factors - Dividends”.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares are listed and posted for trading on the TSX under the symbol “SVY”.

The following table sets forth the high and low trading prices and the aggregate volume of trading of the Common Shares on the TSX for the periods indicated (as quoted by the TSX).

Period (2016)	High ($)	Low ($)	Volume
January	1.31	0.97	1,449,707
February	1.28	1.00	984,528
March	1.74	1.22	1,705,097
April	1.77	1.23	1,540,672
May	1.78	1.42	1,325,967
June	1.98	1.40	3,127,177
July	1.69	1.42	893,076
August	1.73	1.41	892,503
September	1.48	1.22	1,013,972
October	1.55	1.27	7,136,338
November	1.64	1.31	4,450,202
December	2.10	1.59	7,580,402

Prior Sales

The following table sets forth the securities of the Corporation that are outstanding but not listed on the TSX issued during the year ended December 31, 2016.

Date	Number of Securities	Issue Price Per Security(1) ($)	Type of Security
August 12, 2016	344,904	1.57	performance share units

Note:

(1)	Represents the grant price of the performance share unit.

DIRECTORS AND OFFICERS

The names, provinces and country of residence, positions with the Corporation and the principal occupations of the current directors and officers of the Corporation are set out below.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation	Date First Elected or Appointed as a Director
Jim Saunders(3)(4)(5) Alberta, Canada	Director and Chairman of the Board	Independent businessman	May 10, 2006

Allen Brooks(1)(3)(4)(6) Texas, U.S.A.	Director	President of G. Allen Brooks L.L.C., an energy market and financial consulting firm. Also serves as an advisor to PPHB LP, a boutique oilfield service investment banking firm	October 1, 2009

Stella Cosby(2)(3)(4) Alberta, Canada	Director	Vice-President, People for Cervus Equipment Corporation, a publicly traded company that acquires and manages authorized agricultural, commercial, industrial and transportation equipment	December 1, 2014

John Hooks(1)(2)(4)(7) Alberta, Canada	Director	Chief Executive Officer and Chairman of the Board of PHX Energy Services Corp. (formerly Phoenix Technology Income Fund), a publicly traded oilfield services company	June 29, 2005

Kevin Nugent(1)(2) Alberta, Canada	Director	Independent Corporate Director	May 22, 2007

Christopher Strong(9) Alberta, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer of the Corporation	October 7, 2013

Lori Connell Alberta, Canada	Corporate Secretary	Corporate Secretary of the Corporation	N/A

Dwayne LaMontagne(8) Alberta, Canada	Executive Vice-President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer of the Corporation	N/A

Rick Torriero(10) Alberta, Canada	Vice-President, Finance	Vice-President, Finance of the Corporation	N/A

Dan Pippard(11) Alberta, Canada	Vice-President, Health, Safety & Environment	Vice-President, Health, Safety & Environment of the Corporation	N/A

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Human Resources & Compensation Committee.
(3)	Member of the Governance and Nominating Committee.
(4)	Member of the Health, Safety and Environment Committee.
(5)	Mr. Saunders held the position of Executive Chairman of Twin Butte Energy Inc. from March 24, 2015 until September 1, 2016. Prior thereto he was the Chief Executive Officer of Twin Butte Energy Inc. (“Twin Butte”) from January 2014 until March 23, 2015. Prior thereto he was the President and Chief Executive Officer of Twin Butte. Mr. Saunders resigned from his position as a director of Twin Butte on September 1, 2016. On September 1, 2016, the senior lenders of Twin Butte (the “Senior Lenders”) made an application to the Court of Queen’s Bench of Alberta (the “Court”) to appoint a receiver and manager over the assets, undertakings and property of Twin Butte under the Bankruptcy and Insolvency Act (Canada) and trading in the common shares of Twin Butte was suspended by the Toronto Stock Exchange. On September 1, 2016, the Senior Lenders were granted a receivership order by the Court.
(6)	Mr. Brooks was a director of Turnkey E&P Inc. (“Turnkey”), a reporting issuer in all of the provinces of Canada, until he resigned on February 21, 2010. In late 2009, Turnkey was issued cease trade orders, which remain in effect, by various securities commissions for failing to file with the appropriate regulatory authorities financial statements, management’s discussion and analysis and the required certifications relating to the third quarter 2009 financial results of Turnkey. Turnkey was delisted from the NEX board of the TSX Venture Exchange on June 8, 2010.
(7)	Mr. Hooks was President and Chief Executive Officer of PHX Energy Services Corp. until March 17, 2015.
(8)	Appointed Executive Vice-President and Chief Financial Officer on April 30, 2015. Prior thereto, Mr. LaMontagne held the position of Interim President & Chief Executive Officer of the Corporation since February 4, 2015 and prior thereto, he held the position of Executive Vice-President and Chief Development Officer of the Corporation.
(9)	Appointed President and Chief Executive Officer on April 30, 2015.
(10)	Appointed Vice-President, Finance on April 30, 2015. Prior thereto, Mr. Torriero held the position of Director, Finance & Accounting of the Corporation since August 2011. Prior thereto, he held the position of Manager, Finance & Accounting of the Corporation.
(11)	Appointed Vice-President, Health Safety & Environment on August 17, 2015.

The terms of each of the directors will expire at the time of the Corporation’s next annual general meeting of shareholders. All of the above directors and officers have held the same principal occupations with the same entities or (in the case of positions with the Corporation) with the Corporation for the past five years except as noted in footnotes (6) through (11) above and for the following:

1.	Mr. Strong, who from November 2005 to November 2012 was the President and Chief Executive Officer of Union Drilling Inc. and from November 2012 to April 2015 was an independent businessman.

2.	Mr. Nugent, who from 2013 to 2014 was Executive Chairman of Hifi Engineering Inc. and from 2007 to 2013 was President of Livingstone Energy Management Corporation.

3.	Mr. Pippard, who from January 2012 to February 2015 was General Manager of Newalta Corporation and from January 2001 to December 2011 was Executive Director EH&S at Newalta Corporation.

As at March 30, 2017, the directors and officers of the Corporation, as a group, beneficially owned, or controlled or directed, directly or indirectly, 719,006 Common Shares or approximately 0.6% of the issued and outstanding Common Shares.

Conflicts of Interest

Certain of the directors and officers of the Corporation are also directors and officers of other oil and natural gas and oilfield services companies, and conflicts of interest may arise between their duties as officers and directors of the Corporation and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as apply under, the Business Corporations Act (Alberta).

AUDIT COMMITTEE

Members

The Audit Committee currently has three members, Kevin Nugent, Allen Brooks and John Hooks, none of whom has a direct or indirect material relationship with the Corporation and each of whom is independent and financially literate, meaning the member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can be expected to be raised by the Corporation’s financial statements.

The following is a description of the experience of each member of the Audit Committee.

Kevin Nugent, Chairman

Mr. Nugent is an Independent Corporate Director. From 2013 to 2014, he was the Executive Chairman of Hifi Engineering Inc., a private company involved in the research, development and operation of fiber optic technology. From 2007 to 2013, he was the President of Livingstone Energy Management Corporation, a private company. He was the President and Chief Executive Officer of NQL Energy Services Inc., a publicly traded oilfield services company (TSX) from August 2004 to December 2006 and Senior Vice-President, Finance and Chief Financial Officer of such company from September 2003 to August 2004. Prior thereto, Mr. Nugent was Vice-President of SCF Partners from May 2002 to August 2003. Mr. Nugent is also a director of Trican Well Service Ltd. (TSX), and Secure Energy Services Inc. (TSX), publicly traded oilfield services companies, and a director of Hifi Engineering Inc., a private company involved in the research, development and operation of fiber optic technology, and VentMeter Technologies Inc., a private company involved in casing vent monitoring and measurement. Mr. Nugent has a Bachelor of Management degree from the University of Lethbridge. He is a Chartered Professional Accountant, CA with nearly 30 years of experience in the oil and natural gas industry. He is also a member of the Board of the Pacific Salmon Foundation.

Allen Brooks

Mr. Brooks is the President of G. Allen Brooks L.L.C., an energy market and financial consulting firm, since January 2005. Mr. Brooks also serves as an advisor to PPHB LP, a boutique oilfield service investment banking firm. Prior to forming G. Allen Brooks, L.L.C., Mr. Brooks was an executive director of research of CIBC World Markets Corp. from 1997 to 2005. He has over 40 years of experience in the oilfield services, energy and investment industries, including extensive international experience. Mr. Brooks is a 2016 National Association of Corporate Directors (NACD) Governance Fellow and is also a member of the Institute of Corporate Directors. He has demonstrated his commitment to boardroom excellence by completing NACD’s comprehensive program of study for corporate directors. He supplements his skill sets through ongoing engagement with the director community and access to leading practices. Mr. Brooks is also currently a director of Trican Well Service Ltd., a publicly traded oilfield services company (TSX). Mr. Brooks is an economics graduate of the University of Connecticut and holds an M.S. degree in economics from Cornell University. He received his Chartered Financial Analyst designation in 1975.

John Hooks

Mr. Hooks is currently the Chief Executive Officer and Chairman of the board of directors of PHX Energy Services Corp. (formerly Phoenix Technology Income Fund), a publicly traded oilfield services company (TSX). Mr. Hooks has over 25 years of international experience in the oil and natural gas industry, both as a field hand and in senior management and ownership positions. Mr. Hooks is also a director of Canadian Energy Services & Technology Corp., a publicly traded oilfield services company (TSX).

Charter

The primary function of the Audit Committee is to assist the board of directors of the Corporation in fulfilling its oversight responsibilities for financial matters. It performs this function by serving as an independent and objective party to monitor the Corporation’s financial reporting process and internal control system; reviewing and assessing audit efforts of the Corporation’s independent auditors; reviewing and assessing internal audit functions; providing an avenue of open communication among the Corporation’s independent auditors, internal auditor, financial and senior management and board of directors of the Corporation; and reviewing the independence and performance of the independent auditor. The Audit Committee has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities and the authority to retain such outside counsel, experts and other advisors as it determines appropriate to assist in the conduct of any investigation. Attached as Schedule A hereto is the complete text of the Audit Committee’s charter.

Audit Fees

The table below provides disclosure of the fees paid or payable to the Corporation’s external auditors in fiscal 2016 and fiscal 2015, dividing the services into the categories of work performed.

Type of Work	2016 Fees	2016 Percentage	2015 Fees	2015 Percentage
Audit Fees	$377,500	61%	$431,000	69%
Audit Related Fees Review of interim financial statements and MD&A, and prospectuses	$119,500	19%	$75,000	12%
Other Fees Translation services	$96,300	15%	$115,000	18%
Tax Fees Tax compliance services, tax advice, tax planning and restructuring, annual filings	$29,300	5%	$8,700	1%

TOTAL	$622,600	100%	$629,700	100%

All non-audit services are disclosed and approved by the Audit Committee. As outlined in the Audit Committee’s terms of reference, part of the duties and responsibilities of the Audit Committee is the pre-approval of engagements for non-audit services provided by the auditors or their affiliates, together with estimated fees and potential issues of independence.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

During the financial year ended December 31, 2016, the Corporation was not a party to any legal proceeding, nor was it a party to, nor is or was any of its property the subject of any legal proceeding, involving claims for damages where the amount involved, exclusive of interest and costs, is in excess of 10% of the current assets of the Corporation, nor are there any such proceedings known to be contemplated.

During the financial year ended December 31, 2016, there were no: (i) penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority; (ii) penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements the Corporation entered into before a court relating to securities legislation or with a securities regulatory authority.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Management is not aware of any material interest, direct or indirect, of any director or executive officer of the Corporation, a person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Common Shares, or their respective associates or affiliates, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or would materially affect the Corporation or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business (unless otherwise required by applicable securities requirements to be disclosed), the Corporation has not entered into any material contracts in the financial year ended December 31, 2016 nor are there any material contracts entered into prior to such financial year which remain in effect other than the Second Lien Facility, as amended, as described herein under the heading “General Development of the Business - Three Year History” and “General Development of the Business - Recent Developments”, and the trust indentures and supplemental indentures thereto between the Corporation and Computershare Trust Company of Canada governing the Senior Notes.

INTERESTS OF EXPERTS

Deloitte LLP is the auditor of the Corporation and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular dated April 15, 2016 and prepared in connection with the annual general meeting of shareholders held on May 26, 2016 and will be contained in any subsequent management information circular prepared in connection with an annual general meeting of Shareholders.

Additional financial information is provided in the Corporation’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2016.

SCHEDULE A

SAVANNA ENERGY SERVICES CORP.

AUDIT COMMITTEE

TERMS OF REFERENCE

1.	Constitution

Pursuant to the Business Corporations Act (Alberta), By-Law No. 1 of Savanna Energy Services Corp. (the “Corporation”) and in intended compliance with applicable corporate and securities laws and the requirements of each exchange upon which securities of the Corporation are traded, the Board of Directors of the Corporation hereby constitute, as a standing committee of the Board, a committee designated as the “Audit Committee” (the “Committee”) which Committee is delegated the powers and subject to the terms of reference hereinafter set forth.

2.	Mandate

The mandate of the Committee shall be to assist the Board in fulfilling its oversight responsibilities in respect of: (i) the adequacy, integrity and effectiveness of the Corporation’s financial reporting process and financial statements, including without limitation the adequacy, integrity and effectiveness of internal financial and management controls and systems; and the adequacy and integrity of the audit process; and (ii) financial risk management for the Corporation, in addition to any mandate or function prescribed by applicable law, regulation or rule to be discharged by a Committee constituted as the audit committee of a corporation such as the Corporation.

3.	Organization and Operation

(i)	The Committee shall be comprised of a minimum of three (3) members of the Board.

(ii)	Each of the members of the Committee shall be “independent” and “financially literate” within the meaning set forth in National Instrument 52-110 or any rule or instrument implemented in substitution or addition thereto.

(iii)	The Committee shall have the power to appoint its chairman.

(iv)	Any member of the Committee or the auditors of the Corporation (the “auditors”) may call a meeting of the Committee upon not less than 48 hours’ notice to the other members of the Committee.

(v)	The auditors of the Corporation are entitled to receive notice of and be provided with the minutes of every meeting of the Committee and at the expense of the Corporation, to attend and be heard thereat and, if so requested by a member of the Committee, shall attend any meeting of the Committee held during the term of office of the auditors.

(vi)	The Committee shall meet at least once per quarter.

(vii)	A quorum for meetings of the Committee shall be a majority of its members, provided that at a minimum, one-quarter of the members of the Committee comprising such quorum must be residents of Canada.

(viii)	Questions arising at any meeting of the Committee shall be decided by a majority of the votes cast.

(ix)	The rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing meetings of the Board or as otherwise provided in the by-laws of the Corporation.

(x)	Except as set forth herein, the Committee may determine its own rules of procedure.

4.	Duties and Responsibilities

In the discharge of its mandate, the Committee shall:

(a)	Corporate Information and Internal Control

(i)	review and recommend for approval by the Board, and review before publicly disclosed, annual and quarterly financial statements, management’s discussion and analysis (“MD&A”) and all financial information in any prospectus, offering memorandum, annual information form, annual report or press release (including, without limitation, annual and interim profit or loss press releases) of the Corporation;

(ii)	review with and obtain reasonable assurances from management and external auditors as to the adequacy of accounting and information systems of the Corporation;

(iii)	review and approve spending authorities and approval limits of the Chief Executive Officer of the Corporation; and

(iv)	review with management and the external auditors all determinations made in respect of significant accounting and tax compliance issues;

(b)	Auditors

(i)	make recommendations to the Board in respect of the auditors to be nominated for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, in respect of the terms of retainer of the auditors and, as determined desirable or necessary, in respect of the replacement of the auditors (subject to securityholder notification and approval);

(ii)	review the terms of the auditors’ engagement and make recommendations to the Board as to the compensation of the auditors;

(iii)	oversee the work of auditors engaged for the purposes of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the auditors regarding financial reporting;

(iv)	regularly review with the auditors, the Corporation’s internal control procedures and systems;

(v)	review and assess any material issues raised by any internal control review or peer review of the Corporation’s internal controls by the auditors;

(vi)	unless otherwise delegated to other committees by the Board, review and assess any material issues raised by any inquiry or investigation by regulatory, governmental or professional authorities;

(vii)	annually, evaluate the auditors’ qualifications, performance and independence;

(viii)	annually, to assure continuing auditor independence, consider the rotation of lead audit partner or the auditor itself;

(ix)	where there is a change of auditor, review all issues related to the change, including information to be included in the notice of change of auditors (National Instrument 51-102 as adopted by the Canadian Securities Regulatory Authorities (“NI51-102”)), and the planned steps for an orderly transition;

(x)	review all reportable events, including disagreements, unresolved issues and consultations, as defined in NI51-102, on a routine basis, whether or not there is a change of auditors;

(xi)	pre-approve engagements for non-audit services provided by the auditors or their affiliates, together with estimated fees and potential issues of independence;

(xii)	review and approve hiring of partners, employees and former partners and employees of the present and former auditors;

(xiii)	at least annually, separately interview management and the auditors in camera to discuss the relationship between them, especially as regards to the competency, communication, access provided and cooperation displayed in matters relating to the audit and the financial affairs of the Corporation;

(xiv)	establish procedures for:

(A)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

(B)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(xv)	periodically review with management, the Corporation’s counsel and external auditors as appropriate, changes to applicable laws, regulations and rules and industry standards and practices with respect to financial reporting;

(c)	Internal Audit Function

(i)	approve the Assurance (Internal Audit) Charter;

(ii)	approve the annual internal audit plan and all major changes to the plan;

(iii)	review the effectiveness of the internal audit function;

(iv)	ensure that the Lead Auditor – Internal Audit (“Lead Auditor”) has access to the Committee, the Chief Executive Officer and the Chief Financial Officer;

(v)	receive annual and quarterly reports from the Lead Auditor addressing, among other things: (1) the activities of internal audit for the preceding quarter in respect of financial matters; (2) an overall summary of internal control design effectiveness and efficiency; (3) progress against the annual internal audit plan; and (4) the status of weaknesses and corrective actions in respect of financial matters;

(vi)	review with the Lead Auditor the budget plan, activities, organizational structure and qualifications of the internal audit department, as needed;

(vii)	review and approve decisions regarding the appointment, performance, replacement or dismissal of the Lead Auditor and concur with the Lead Auditor’s compensation;

(viii)	review reports prepared by the internal audit department in respect of fraud or other inappropriate activity involving financial matters and any material weakness in financial controls that may require disclosure, together with management’s response and follow-up to these reports; and

(ix)	report to the Board on any significant issues relating to the internal audit function;

(d)	Audit

(i)	review with management and the auditors the audit plan for the coming year;

(ii)	review with management and the auditors any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;

(iii)	separately interview management and the auditors in camera regarding significant financial reporting issues during the fiscal period and the method of resolution;

(iv)	review any problems experienced by the auditors in performing the audit, including any restrictions imposed by management or significant accounting issues in which there was a disagreement with management;

(v)	review annual and quarterly financial statements with management and the auditors (including disclosures under MD&A), and all significant variances between comparative reporting periods; and

(vi)	review and make recommendations as to the auditors’ report to management and management’s response and subsequent remedy of any identified weaknesses; and

(e)	Financial Risk Management and Controls

(i)	review the Corporation’s financial risk management policies and procedures.

(f)	Other Duties and Responsibilities

The responsibilities, practices and duties of the Committee outlined herein are not intended to be comprehensive. The Board may, from time to time, charge the Committee with the responsibility of reviewing other items of a financial or control nature or a risk management nature.

The Committee shall periodically report to the Board decisions taken in exercise of powers conferred herein and the results of reviews undertaken and any associated recommendations.

5.	Authority

The Committee shall have all power and authority necessary or desirable to fully and effectively discharge its mandate hereunder and, in that connection and without limitation, the Committee may:

(i)	investigate any corporate activity, in any area, that the Committee considers necessary or advisable, and, for such purposes and the performance of its other responsibilities, the Committee shall have unrestricted access to all personnel and records of the Corporation, the auditors and all other advisors to the Corporation;

(ii)	make any recommendation to the Board, as it considers necessary or advisable, in respect of matters within its mandate, provided however that where the Committee intends to make any such recommendation, the recommendation shall first be presented to the chair or lead director and in respect of financial matters, to the auditor for comment before being communicated to the Board, unless the Committee concludes that such action would not be in the best interest of the Corporation and/or the securityholders; and

(iii)	engage and obtain the advice of outside advisors if necessary to properly discharge its functions, duties and responsibilities including, without limitation,

(A)	to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(B)	to set and pay the compensation for any advisors employed by the Committee; and

(C)	to communicate directly with the auditors.

6.	Limitation

The foregoing is (i) subject to and without limitation of the requirement that in exercising their powers and discharging their duties the members of the Committee act honestly and in good faith with a view to the best interests of the Corporation; and (ii) subject to and not in expansion of the requirement that in exercising their powers and discharging their duties the members of the Committee exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

These Terms of Reference for the Audit Committee were approved by the Board of Directors of the Corporation on November 14, 2003 and may be amended, subject to approval by the Board of Directors, at any time.

Dated for reference: March 7, 2016.